Exhibit 99.1

J.P.Morgan

Date: January 14, 2021

To,

Company Secretary

Vedanta Limited

1st Floor, ‘C’ Wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai,

Maharashtra, 400093

Dear Sir/ Madam,

Sub: Voluntary open offer pursuant to Regulation 6 of the Takeover Regulations (as defined below) for the acquisition of up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) equity shares representing 10% of the fully diluted voting share capital of Vedanta Limited (“Target Company”), from the public shareholders of the Target Company by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert with the Acquirer (“Voluntary Open Offer”).

With regards to the captioned Voluntary Open Offer under Regulation 6 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 2011, as amended (“Takeover Regulations”), the Acquirer, together with the PACs, had made a Public Announcement for the Voluntary Open Offer dated January 9, 2021 (“Public Announcement”), which was duly intimated to BSE Limited and National Stock Exchange of India Limited on January 9, 2021, and a copy of the Public Announcement was also filed with the SEBI and sent to the Target Company on January 9, 2021.

Further to the above, please find enclosed a copy of the Corrigendum to the Public Announcement dated January 14, 2021.

Thank you.

Yours sincerely,

For JP Morgan India Private Limited

/s/ Nitin Maheshwari
Authorised Signatory
Name: Nitin Maheshwari
Designation: Managing Director

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz - East, Mumbai - 400 098

CORRIGENDUM TO THE PUBLIC ANNOUNCEMENT DATED JANUARY 09, 2021 FOR THE ATTENTION OF THE PUBLIC SHAREHOLDERS OF VEDANTA LIMITED

Voluntary open offer for acquisition of up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares, representing 10% of the fully diluted voting share capital of Vedanta Limited (“Target Company”) from the Public Shareholders by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert with the Acquirer.

This corrigendum (“Corrigendum”) to the public announcement dated January 09, 2021 (“Public Announcement” or “PA”) is being issued by J.P. Morgan India Private Limited, the manager to the Offer (“Manager”) for and on behalf of the Acquirer and the PACs to the Public Shareholders.

This Corrigendum should be read in continuation of, and in conjunction with, the Public Announcement which has been sent to all the stock exchanges on which the Equity Shares are listed and to the SEBI and the Target Company in accordance with the SEBI (SAST) Regulations.

Capitalised terms used in this Corrigendum and not defined herein shall have the same meaning as ascribed in the Public Announcement.

In relation to the Public Announcement, the Public Shareholders are requested to take note of the following modifications:

1.

In paragraph 3 of the Public Announcement (Details of the Acquirer/ PAC), amongst other things, details of any other interest of the Acquirer and PACs have been provided. The revised details should be read as follows:

Details	Acquirer	PAC 1	PAC 2	PAC 3	Total
Any other interest in the Target Company	Acquirer is one of the members of the Promoter Group. Mr. Anil Agarwal, Executive Chairman and a director on the board of directors of the Acquirer, is a Non-Executive Chairman and a director on the board of directors of the Target Company. Mr. Navin Agarwal, Executive Vice- Chairman and a director on the board of directors of the Acquirer, is an Executive Vice Chairman and a director on the board of directors of the Target Company.	PAC 1 is one of the members of the Promoter Group.	PAC 2 is one of the members of the Promoter Group.	PAC 3 is one of the members of the Promoter Group.	—

Details	Acquirer	PAC 1	PAC 2	PAC 3	Total

Mr. GR Arun Kumar, the Chief Financial Officer of the Acquirer, is the Whole-Time Director and Chief Financial Officer of the Target Company and holds 8,000 Equity Shares.

The Acquirer has entered into certain related party transactions with the Target Company, which are disclosed in the annual report of the Target Company and disclosures made by the Target Company to the stock exchanges under Regulation 23(9) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

2.

In paragraph 3 of the Public Announcement (Details of the Acquirer/ PAC), the words “Assuming all Equity Shares are tendered in the Open Offer, the Acquirer, PACs and other members of the Promoter Group will hold 2,420,208,632 Equity Shares representing 65.11% of the Voting Share Capital” appearing in the second note to the table should be read as “Assuming all Equity Shares are tendered in the Open Offer, the Acquirer, PACs and other members of the Promoter Group will hold 2,420,369,288 Equity Shares representing 65.11% of the Voting Share Capital”.

Except as detailed in this Corrigendum, all other terms and contents of the Public Announcement remain unchanged.

The Acquirer, the PACs and their directors accept full responsibility for the information contained in this Corrigendum. This Corrigendum will be available on the website of the Securities and Exchange Board of India at www.sebi.gov.in.

Issued by the Manager to the Open Offer:

J.P. Morgan India Private Limited
J.P. Morgan Tower, Off C. S. T. Road, Kalina, Santacruz (East), Mumbai – 400 098
Tel: +91 22 6157 3000
Fax: +91 22 6157 3911
Contact person: Vaibhav Shah
Email: vedanta_openoffer@jpmorgan.com
SEBI registration no.: INM000002970 Validity period: Permanent

For and on behalf of the Acquirer and PACs

For and on behalf of Vedanta Resources Limited	For and on behalf of Twin Star Holdings Limited	For and on behalf of Vedanta Holdings Mauritius Limited	For and on behalf of Vedanta Holdings Mauritius II Limited

Sd/-	Sd/-	Sd/-	Sd/-

Authorised Signatory	Authorised Signatory	Authorised Signatory	Authorised Signatory

Place: London	Place: Mauritius	Place: Mauritius	Place: Mauritius
Date:January 14, 2021	Date:January 14, 2021	Date:January 14, 2021	Date:January 14, 2021

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